UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLDCASTLE INC. 401K PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRH, plc

Belgard Castle, Clondalkin

Dublin 22, Ireland

The securities may be represented by American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the securities.

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statement of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedule

Exhibits. The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Crowe Horwath LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OLDCASTLE INC. 401K PLAN

Date: June 28, 2013	/s/ Charles Brown
Charles Brown, CFO Oldcastle Materials, Inc, and
Member, Benefit Plans Administrative Committee

OLDCASTLE 401(k) PLAN

Atlanta, Georgia

FINANCIAL STATEMENTS

December 31, 2012 and 2011

OLDCASTLE 401(k) PLAN

Atlanta, Georgia

FINANCIAL STATEMENTS

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the Oldcastle 401(k) Plan and the Oldcastle Benefit Plans Committee Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Oldcastle 401(k) Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oakbrook, Illinois

June 28, 2013

1.

OLDCASTLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Investments, at fair value (Notes 4 and 5)	$1,424,294,293	$640,064,383
Receivables
Notes receivable from participants	26,770,958	11,208,000
Employer profit sharing contributions	30,818,755	31,239,922
Employer matching contributions	324,566	180,396
Participant contributions	624,414	326,156

Total receivables	58,538,693	42,954,474

Total assets	1,482,832,986	683,018,857

Net assets, reflecting all investments at fair value	1,482,832,986	683,018,857
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,640,739)	(2,598,381)

NET ASSETS AVAILABLE FOR BENEFITS	$1,477,192,247	$680,420,476

See accompanying notes to financial statements.

2.

OLDCASTLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Interest and dividends	$19,544,878
Interest income on notes receivable from participants	1,142,517
Contributions
Employer	75,601,906
Participants	70,903,509
Rollover	11,999,334

Total contributions	158,504,749
Net appreciation in fair value of investments (Note 4)	79,995,637
Benefits paid to participants	(112,833,139)
Administrative expenses	(245,227)

Net increase before transfers	146,109,415
Transfers In	650,662,356

Net increase	796,771,771
Net assets available for benefits
Beginning of year	680,420,476

End of year	$1,477,192,247

See accompanying notes to financial statements.

3.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF PLAN

The following description of the Oldcastle 401(k) Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan‘s provisions.

General: The Plan is a multiple – employer defined contribution plan covering employees of Oldcastle, Inc. and its United States subsidiaries (collectively referred to as the “Company”) who are not covered by a collective bargaining agreement, employees covered by certain collective bargaining agreements, and employees of certain joint ventures who are 18 years old or older and who have completed 90 days of service. Eligibility for Company contributions requires one year and at least 1,000 hours of service along with the age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2012, newly hired employees who meet the eligibility will be auto enrolled in the plan at a 2% deferral rate unless they elect not to participate. The Company matches 100% up to 4% of the base compensation that a participant not covered by a collective bargaining agreement contributes to the Plan. Oldcastle BuildingEnvelope non-highly compensated non-union employees are entitled to an additional 1% match on deferrals from 4-5%. Additional profit sharing amounts may be contributed to the accounts of employees not covered by a collective bargaining agreement at the option of the Company’s Board of Directors. Certain participating employers of the Plan whose employees are covered by a collective bargaining agreement have different employer matching and profit sharing contribution formulas. These formulas are contained in the plan documents. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Administrative expenses are in part charged directly to participant accounts and in part based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan documents.

Payment of Benefits: On termination of service a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to receive monthly, quarterly, semi-annual, or annual installments.

Notes Receivable from Participants: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the Reuters prime rate with specific deltas. The delta rate is one percent added to the prime rate. Principal and interest are paid through payroll deductions.

(Continued)

4.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF PLAN (Continued)

Forfeitures: Participant forfeitures of Company profit sharing contributions are used to offset plan expenses or future Company profit sharing contributions. For the plan year ended December 31, 2012, $538,078 of forfeited profit sharing contributions were used to offset the funding of the profit sharing contribution receivable reflected in the financial statements.

As of December 31, 2012 and 2011, the forfeiture account balance was $1,031,811 and $493,734, respectively.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 5. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fully Benefit-Responsive Investment Contracts: While plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals, and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all, or a portion of their investment, at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value fund.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. These investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

5.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants are paid by the participants. The participants are assessed an admin fee of $45 per year to cover all plan and administrative expenses. The Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Fair Value of Employer and Participant Contribution Receivable: The carrying amount of the contribution receivable approximates fair value due to its short term maturity (Level 2).

NOTE 3—RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4—INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	2012	2011
Vanguard Institutional Index Fund	$116,800,145	$46,888,699
Fidelity Managed Income Portfolio II
(Contract Value for 2012: $202,353,359;
2011: $104,345,537)	207,994,098	106,943,918
PIMCO Total Return Fund Institutional Class	117,361,644	51,151,269
Harbor Capital Appreciation Fund Institutional Class	80,987,992	47,371,885
Pyramis Active Lifecycle 2015	78,895,241	37,647,646
Pyramis Active Lifecycle 2020	117,953,732	50,058,660
Pyramis Active Lifecycle 2025	111,308,497	47,403,928
Pyramis Active Lifecycle 2030	91,063,703	34,226,622

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $79,995,637 as follows:

Mutual funds	$30,694,617
Collective trusts	49,224,103
Common stock	76,917

Net appreciation	$79,995,637

(Continued)

6.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5—FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of CRH public limited company common stock is determined by obtaining quoted prices from a nationally recognized exchange (Level 1 input).

Stable Value Fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).

The Fidelity Managed Income Portfolio II Fund invests in assets such as fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The fund also enters into wrapper contracts issued by third parties and invests in cash equivalents. It seeks to preserve capital and to achieve a competitive level of income over a period of time. The fund provides for daily redemptions by the Plan at reported net asset value per share. There are no significant redemption restrictions or advance notification requirements.

(Continued)

7.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

Collective Trusts (Other Than Stable Value Funds): The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2 inputs). The investment objective of the Pyramis Lifecycle Funds is to achieve a high total return until its retirement date. Thereafter the portfolio’s objective will be to seek high current income and, as a secondary objective, capital appreciation. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. The underlying investments for the funds differ based on the investment strategy for each fund. Generally the portfolio will employ a fund-of-funds process by investing in other underlying pools and/or mutual funds. The portfolio manager will set the target asset allocation mix while taking a long-term approach to key asset allocation decisions. As the portfolio nears its target date, the investment mix gradually becomes more conservative with a higher use of fixed income investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements at December 31, 2012, Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
CRH public limited company common stock	$22,405,981	$	$
Mutual Funds:
Domestic large cap equities	261,834,929	—	—
Domestic mid cap equities	74,335,530	—	—
Domestic small cap equities	58,516,103	—	—
International blended	78,336,276	—	—
Blended	119,354,386	—	—
Collective Trusts:
Target Date 2000-2010	—	31,195,031	—
Target Date 2011-2020	—	196,848,973	—
Target Date 2021-2030	—	202,372,200	—
Target Date 2031-2050	—	169,094,686	—
Target Date 2051-2060	—	2,006,100	—
Stable value fund	—	207,994,098	—

	$614,783,205	$809,511,088	$—

(Continued)

8.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements
	at December 31, 2011, Using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
CRH public limited company common stock	$7,159,742	$	$
Mutual Funds:
Domestic large cap equities	114,285,116	—	—
Domestic mid cap equities	38,274,798	—	—
Domestic small cap equities	27,979,505	—	—
International mid cap equities	7,227,011	—	—
International blended	38,817,471	—	—
Blended	52,371,438	—	—
Fixed Income	22	—	—
Collective Trusts:
Target Date 2000-2010	—	12,090,390	—
Target Date 2011-2020	—	87,706,307	—
Target Date 2021-2030	—	81,630,550	—
Target Date 2031-2050	—	64,884,994	—
Target Date 2051-2060	—	693,121	—
Stable value fund	—	106,943,918	—

	$286,115,103	$353,949,280	$—

There were no transfers between Level 1 and Level 2 during 2012.

NOTE 6 – PLAN MERGERS

Effective April 1, 2012, the Oldcastle Architectural Products Group 401(k) and Profit Sharing Plan, the Oldcastle BuildingEnvelope, Inc. Qualified 401(k) Plan, the Oldcastle Allied Building Products, Inc. Savings and Investment Plan, and the Oldcastle Precast, Inc. Profit Sharing Retirement Plan & Trust merged into the Plan. The total plan mergers for 2012 plan year were $650,662,356.

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of collective trust funds issued by Pyramis Global Advisors Trust Company, an affiliate of Fidelity Investments and the Plan trustee, and in a stable value fund issued by Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest transactions.

Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees are paid by the Plan to investment managers, which are parties in interest, and that these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

(Continued)

9.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS (Continued)

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest. As of December 31, 2012 and 2011, the Plan held 1,101,530 and 361,200 shares of common stock of CRH public limited company valued at $22,405,981 and $7,159,742, respectively. The Plan also received dividends of $630,047 during 2012 on this common stock. As Oldcastle, Inc. is a division of CRH public limited company, this investment and transactions therein are considered a party-in-interest.

NOTE 8—TAX STATUS

The Plan has applied for and received a favorable determination letter from the Internal Revenue Service, dated April 27, 2012. The Plan has resubmitted for a determination letter as a Multiple Employer Plan due to the inclusion of Joint Ventures participating in the Plan. Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

NOTE 9—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$1,477,192,247	$680,420,476
Deficiency of contract value over estimated fair value of investment in stable value fund	5,640,739	2,598,381
Employer receivables not included on the 5500	(31,143,321)	(31,420,318)
Employee receivables not included on the 5500	(624,414)	(326,156)

Net assets per the Form 5500	$1,451,065,251	$651,272,383

The following is a reconciliation of the change in net assets available for benefits after transfers for the year ended December 31, 2012 per the financial statements to the net income after transfers reported in the 2012 Form 5500:

Increase in net assets available for benefits per the financial statements after Plan transfers	$796,771,771
Change in deficiency of contract value over estimated
fair value of investment in stable value fund	3,042,358
Employer receivables for 2012 not included on the 5500	(31,143,321)
Employee receivables for 2012 not included on the 5500	(624,414)
Employer receivables for 2011 included on the 5500	31,420,318
Employee receivables for 2011 not included on the 5500	326,156

Net income per the Form 5500 after Plan transfers	$799,792,868

(Continued)

10.

SUPPLEMENTAL SCHEDULE

OLDCASTLE 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2012

Name of plan sponsor: Oldcastle, Inc.

Employer identification: 95-3962933

Three-digit plan number: 001

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value
		Mutual Funds
	PIMCO	Total Return Fund Institutional Class	#	$117,361,644
	Prudential	Small Co	#	$23,478,924
	Harbor	Harbor International Institutional Fund	#	$23,563,252
	Harbor	Harbor Capital App Fund Institutional	#	$80,987,992
	Morgan Stanley	Mid Cap Growth Portfolio	#	$25,881,033
	Vanguard	Institutional Index Fund	#	$116,800,145
	Vanguard	Mid Cap Index Institutional	#	$28,570,215
	Vanguard	Small Cap Index Institutional	#	$23,840,462
	MFS	Value Fund	#	$60,905,403
	Artisan	Mid Cap Value Fund	#	$19,884,281
	Target	Small Cap Value Fund	#	$11,196,718
	American Fund	EuroPac Growth R6	#	$54,773,024
		Collective Trusts
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2055	#	$2,006,100
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2000	#	$2,351,299
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2005	#	$4,749,571
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2010	#	$24,094,161
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2015	#	$78,895,241
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2020	#	$117,953,732
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2025	#	$111,308,497
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2030	#	$91,063,703
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2035	#	$72,954,858
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2040	#	$51,505,033
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2045	#	$31,945,740
*	Pyramis Global Advisors Trust Co	Active Lifecycle 2050	#	$12,689,055

(Continued)

12.

OLDCASTLE 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2012

Name of plan sponsor: Oldcastle Materials, Inc.

Employer identification: 95-3962933

Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	(d) Cost	(e) Current Value
		Stable Value Funds
*	Fidelity Management Trust Company	Managed Income Portfolio II Fund	#	$207,994,098

		Company Stock
*	CRH public limited company	Common Stock	#	$22,405,981

		Other
	Various	Self Directed Brokerage Accounts	#	5,134,131
*	Plan participants	Notes Receivables interest rates at 4.25% to 11.50% with ranging maturities until November 2035	#	26,770,958

				$1,451,065,251

*	Indicates a permitted party-in-interest.
#	Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

13.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm